Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131723

The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and is effective. This preliminary prospectus supplement and accompanying prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 10, 2006

Preliminary Prospectus Supplement

(To Prospectus dated February 10, 2006)

$

$             Floating Rate Notes due 20

$                 % Senior Notes due 20

$                 % Senior Notes due 20

We are offering $         of our Floating Rate Notes due 20         (the “20         notes”), $         of our         % Senior Notes due 20         (the “20         notes”) and $         of our     % Senior Notes due 20         (the “20         notes” and, together with the 20         notes and the 20         notes, the “notes”).

The 20         notes will bear interest at a floating rate equal to three-month LIBOR plus         % per annum. The 20         notes will bear interest at a rate of         % per annum and the 20         notes will bear interest at a rate of         % per annum. We will pay interest quarterly on the 20         notes on         ,         ,          and          of each year, beginning on         , 2006. We will pay interest semi-annually on the 20         notes and the 20         notes on          and          of each year, beginning on     , 2006. Interest on the notes will accrue from February     , 2006. The 20         notes will mature on         , 20         , the 20         notes will mature on         , 20        , and the 20         notes will mature on         , 20        .

We may redeem the 20         notes and the 20         notes at any time at the make-whole premium set forth under the heading “Description of Notes—Optional Redemption” in this prospectus supplement. The 20         notes will not be redeemable.

The notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness. The notes are not and will not be listed on any securities exchange.

Investing in these securities involves certain risks. See “ Risk Factors” beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Initial public offering price(1)		Underwriting discounts		Proceeds to Cisco Systems, Inc. before expenses
Per 20 note		%		%		%
Per 20 note		%		%		%
Per 20 note		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from February , 2006.

The underwriters expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream, Luxembourg and the Euroclear System, on or about February     , 2006.

Joint Book-Running Managers

Citigroup	JPMorgan	Merrill Lynch & Co.	Morgan Stanley

February     , 2006

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the prospectus supplement. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information provided in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document we file at prescribed rates by writing to the Public Reference Section of the Securities Exchange Commission at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our SEC filings, is also available on our website at http://www.cisco.com; however, that information is not a part of this prospectus supplement or the accompanying prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus supplement. We incorporate by reference in this prospectus supplement the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus supplement:

•	Annual Report on Form 10-K for the year ended July 30, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended October 29, 2005; and

•	Current Reports on Form 8-K filed September 8, 2005, September 9, 2005, September 19, 2005, September 21, 2005, September 27, 2005, November 16, 2005, November 18, 2005, February 1, 2006 and February 10, 2006, and a Current Report on Form 8-K/A filed November 16, 2005.

As previously reported, beginning in fiscal 2006, we reorganized our geographic segments. Pursuant to SEC guidance, we have recast in a Current Report on Form 8-K, filed on February 10, 2006, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements that are contained in our Annual Report on Form 10-K for the year ended July 30, 2005, to reflect this change in reportable segments. The revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Consolidated Financial Statements so contained in the Current Report on Form 8-K, which is incorporated by reference in this prospectus supplement, supersede the corresponding sections of our Annual Report on Form 10-K for the year ended July 30, 2005.

Notwithstanding the foregoing, we are not incorporating any document or information deemed to have been furnished and not filed in accordance with SEC rules. You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus supplement (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134-1706

Attn: Investor Relations Department

(408) 227-2726

SUMMARY

The Company

We manufacture and sell networking and communications products and provide services associated with that equipment and its use. Our products are installed at corporations, public institutions, telecommunication companies, and commercial businesses and are also found in personal residences. We provide a broad line of products for transporting data, voice, and video within buildings, across campuses, and around the world. We conduct our business globally and are managed geographically in five segments: United States and Canada; European Markets; Emerging Markets; Asia Pacific; and Japan.

We sell scalable, standards-based networking products that address a wide range of customers’ business needs, including improving productivity, reducing costs, and gaining a competitive advantage. Our corresponding technology focus is on delivering networking products and systems that simplify customers’ infrastructures, offer integrated services, and are highly secure. Our products and services help customers build their own network infrastructures while providing tools to allow them to communicate with key stakeholders, including customers, prospects, business partners, suppliers, and employees.

Our products are used individually or in combination to connect computing devices to networks or computer networks with each other—whether they are within a building, across a campus, or around the world. Our breadth of product and service offerings enables us to offer a wide range of products and services to meet customer requirements. We also provide products and services that allow customers to transition their various networks to a single multiservice data, voice, and video network.

We refer to some of our products and technologies as advanced technologies, and we believe some of these advanced technologies may grow over time to become material contributors to our overall business. Each of these advanced technologies and our core switching and routing businesses builds upon our existing competencies. We have currently identified nine advanced technologies for particular focus: application networking services, digital video, enterprise IP voice communications, home networking, hosted small business systems, optical networking, security, storage area networking and wireless technologies. We are in the process of identifying additional advanced technologies for focus and investment in the future, and our investments in some presently identified advanced technologies may be curtailed or eliminated depending on market developments.

Over time, we believe that the Internet and the various networks associated with it, including corporate intranets, cable, broadband and dialup networks, and voice and video networks, will evolve to include embedded resources and the virtualization of applications and services to produce an integrated, intelligent system or, as we refer to it, an Intelligent Information Network. This is our vision for the evolution of networking from connectivity products to intelligent systems. In this evolving environment, we believe successful vendors will be capable of providing a broad spectrum of products aimed not at a particular technology platform but at solutions to networking problems that span all segments. As such, many of our strategic initiatives and investments are aimed at meeting the requirements that an Intelligent Information Network would demand. For a discussion of the risks associated with that strategy, please see the section of this prospectus supplement entitled “Risk Factors,” including the risk factor entitled “We depend upon the development of new products and enhancements to existing products, and if we fail to predict and respond to emerging technological trends and customers’ changing needs, our operating results and market share may suffer.”

Our offerings fall into several categories: routing; switching; advanced technologies; and other products. In addition to our product offerings, we provide a broad range of service offerings, including technical support services and advanced services.

Recent Developments

Proposed Acquisition of Scientific-Atlanta, Inc.

On November 18, 2005, we entered into a definitive merger agreement to acquire Scientific-Atlanta, Inc. Scientific-Atlanta is a provider of set-top boxes, end-to-end video distribution networks and video system integration. Under the terms of the merger agreement, we have agreed to pay $43.00 per share in exchange for each outstanding share of Scientific-Atlanta common stock and to assume outstanding options, for an aggregate purchase price of approximately $6.9 billion, or approximately $5.3 billion net of Scientific-Atlanta’s cash resources as of November 18, 2005. We intend to use the net proceeds of this offering to finance a portion of the aggregate purchase price of Scientific-Atlanta and for general corporate purposes. See “Use of Proceeds” below. The acquisition of Scientific-Atlanta will be accounted for as a purchase and is expected to close in late February or early March 2006.

Announcement of Financial Results for Second Quarter of Fiscal Year 2006

On February 7, 2006, we announced our unaudited financial results for our second fiscal quarter ended January 28, 2006.

Net sales for the three months ended January 28, 2006 increased 9.3% to $6.6 billion from $6.1 billion for the three months ended January 29, 2005. For the six months ended January 28, 2006, our net sales increased 9.5% to $13.2 billion from $12.0 billion for the six months ended January 29, 2005.

Gross margin for the three months ended January 28, 2006 was 67.4%, compared to gross margin of 66.9% for the three months ended January 29, 2005. For the six months ended January 28, 2006, gross margin was 67.4%, compared to gross margin of 67.0% for the six months ended January 29, 2005. Net income for the three months ended January 28, 2006 was $1.4 billion, or $0.22 per fully diluted share (based on 6.2 billion shares used in per-share calculation), compared to net income of $1.4 billion, or $0.21 per fully diluted share (based on 6.7 billion shares used in per-share calculation), for the three months ended January 29, 2005. For the six months ended January 28, 2006, we reported net income of $2.6 billion, or $0.42 per fully diluted share (based on 6.3 billion shares used in per-share calculation), compared to net income of $2.8 billion, or $0.42 per fully diluted share (based on 6.7 billion shares used in per-share calculation), for the six months ended January 29, 2005. Net income for the three and six months ended January 28, 2006 includes stock-based compensation expense related to employee stock options and employee stock purchases, net of tax, of $188 million and $416 million, respectively. Net income prior to fiscal 2006 did not include stock-based compensation expense related to employee stock options and employee stock purchases.

Cash flows from operations were $3.3 billion for the first six months of fiscal 2006, compared with $3.2 billion for the first six months of fiscal 2005, and compared with $1.4 billion for the first quarter of fiscal 2006. Cash and cash equivalents and investments were $15.0 billion at the end of the second quarter of fiscal 2006, compared with $16.1 billion at the end of the fourth quarter of fiscal 2005, and compared with $13.5 billion at the end of the first quarter of fiscal 2006.

During the second quarter of fiscal 2006, we repurchased and retired 42 million shares of our common stock at an average price of $17.87 per share for an aggregate purchase price of approximately $748 million.

Address and Telephone Number

The mailing address of our principal executive offices is 170 West Tasman Drive, San Jose, California 95134-1706, and our telephone number at that location is (408) 526-4000.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the period ended October 29, 2005 and in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements included in our Current Report on Form 8-K, filed with the SEC on February 10, 2006, all incorporated by reference in this prospectus supplement. The summary consolidated financial data for the years ended July 30, 2005, July 31, 2004 and July 26, 2003 are derived from our audited financial statements incorporated by reference in this prospectus supplement from our Current Report on Form 8-K, filed with the SEC on February 10, 2006. The summary consolidated financial data for the three months ended October 29, 2005 and October 30, 2004 are derived from our unaudited financial statements incorporated by reference in this prospectus supplement from our Quarterly Report on Form 10-Q for the period ended October 29, 2005.

	Fiscal year ended			Three months ended(1)
	July 30, 2005	July 31, 2004	July 26, 2003	October 29, 2005	October 30, 2004
	(in millions, except per-share amounts)
Consolidated Statements of Operations Data:
Net sales:
Product	$20,853	$18,550	$15,565	$5,491	$5,033
Service	3,948	3,495	3,313	1,059	938

Total net sales	24,801	22,045	18,878	6,550	5,971

Cost of sales:
Product	6,758	5,766	4,594	1,751	1,646
Service	1,372	1,153	1,051	389	310

Total cost of sales	8,130	6,919	5,645	2,140	1,956

Gross margin	16,671	15,126	13,233	4,410	4,015

Operating expenses:
Research and development	3,322	3,192	3,135	996	805
Sales and marketing	4,721	4,530	4,116	1,453	1,120
General and administrative	959	867	702	278	230
Amortization of purchased intangible assets	227	242	394	59	60
In-process research and development	26	3	4	2	12

Total operating expenses	9,255	8,834	8,351	2,788	2,227

Operating income	7,416	6,292	4,882	1,622	1,788
Interest income	552	512	660	154	130
Other income (loss), net	68	188	(529)	(17)	40

Interest and other income, net	620	700	131	137	170

Income before provision for income taxes and cumulative effect of accounting change	8,036	6,992	5,013	1,759	1,958
Provision for income taxes	2,295	2,024	1,435	498	562

Income before cumulative effect of accounting change	5,741	4,968	3,578	1,261	1,396

Cumulative effect of accounting change, net of tax(2)	—	(567)		—	—

Net income(2)	$5,741	$4,401	$3,578	$1,261	$1,396

Income per share before cumulative effect of accounting change—basic	$0.88	$0.73	$0.50	$0.20	$0.21

Income per share before cumulative effect of accounting change—diluted	$0.87	$0.70	$0.50	$0.20	$0.21

Net income per share—basic	$0.88	$0.64	$0.50	$0.20	$0.21

Net income per share—diluted(3)	$0.87	$0.62	$0.50	$0.20	$0.21

Shares used in per share calculation—basic	6,487	6,840	7,124	6,245	6,635

Shares used in per share calculation—diluted(3)	6,612	7,057	7,223	6,340	6,773

	October 29, 2005
	Actual	As adjusted(4)
Consolidated Balance Sheet Data (in millions):
Cash and cash equivalents	$1,704	$
Working capital	10,517
Total assets	31,755
Long-term obligations	—
Total shareholders’ equity	21,437		21,437

(1)	Net income for the first quarter of fiscal 2006 included stock-based compensation expense under SFAS 123(R) of $253 million, net of tax, which consisted of stock-based compensation expense of $228 million, net of tax, related to employee stock options and employee stock purchases and stock-based compensation expense of $25 million, net of tax, related to acquisitions and investments. Net income for the first quarter of fiscal 2005 included stock-based compensation expense of $38 million, net of tax, related to acquisitions and investments. There was no stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123 in the first quarter of fiscal 2005 because we did not adopt the recognition provisions of SFAS 123. Net income including pro forma stock-based compensation expense as previously disclosed in Note 10 to the Consolidated Financial Statements for the first quarter of fiscal 2005 was $1.1 billion, or $0.17 per diluted share. For additional information, see Note 9 to the Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the period ended October 29, 2005 incorporated by reference in this prospectus supplement.
(2)	Net income for fiscal 2004 included a noncash charge for the cumulative effect of accounting change relating to a stock-based compensation charge of $567 million, net of tax. See Note 3 to the Consolidated Financial Statements in our Current Report on Form 8-K, filed with the SEC on February 10, 2006, incorporated by reference in this prospectus supplement.
(3)	Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period.
(4)	As adjusted to reflect the sale by us of the notes, after deducting underwriting discounts and estimated offering expenses.

Ratio of Earnings to Fixed Charges

The following table contains our ratio of earnings to fixed charges for the periods indicated.

Three months ended October 29, 2005	Fiscal year ended
	July 30, 2005	July 31, 2004	July 26, 2003	July 27, 2002	July 28, 2001(1)
131.3x	150.6x	123.0x	86.3x	35.1x	—

(1)	Earnings were inadequate to cover fixed charges by $874 million for the fiscal year ended July 28, 2001.

The Offering

Issuer	Cisco Systems, Inc.

Notes Offered	$ aggregate principal amount of 20 notes, $ aggregate principal amount of 20 notes and $ aggregate principal amount of 20 notes.

Maturity	The 20 notes mature on , 20 , the 20 notes mature on , 20 and the 20 notes mature on , 20 .

Interest Rates

The 20         notes will bear interest from February     , 2006 at a floating rate equal to three-month LIBOR plus     % per annum, payable quarterly, the 20         notes will bear interest from February     , 2006 at the rate of     % per annum, payable semi-annually, and the 20         notes will bear interest from February     , 2006 at the rate of     % per annum, payable semi-annually.

Rating	The notes are expected to be rated A1 by Moody’s Investors Service and A+ by Standard & Poor’s, in each case with a stable outlook.

Interest Payment Dates	, , and of each year for the 20 notes, beginning on , 2006, and and of each year for the 20 notes and the 20 notes, beginning on , 2006.

Ranking	The notes are unsecured and will rank equally in right of payment with all of our other existing and future senior unsecured indebtedness.

The notes will effectively rank junior to all liabilities of our subsidiaries. As of October 29, 2005, our subsidiaries had approximately $2.3 billion of outstanding liabilities, including trade payables but excluding intercompany liabilities and deferred revenue.

Optional Redemption

We may redeem the 20         notes and the 20         notes, in whole or in part, at any time at the make-whole premium described under the heading “Description of Notes—Optional Redemption” in this prospectus supplement. The 20         notes will not be redeemable.

Certain Covenants	The indenture governing the notes contains covenants limiting our ability and our subsidiaries’ ability to:

•	create certain liens and enter into sale and lease-back transactions; and

•	consolidate or merge with, or convey, transfer or lease substantially all our assets to, another person.

You should read “Description of Debt Securities—Covenants” in the accompanying prospectus for a description of these covenants. Exceptions to these covenants will allow us and our subsidiaries to create, grant or incur liens or security interests with respect to our headquarters and certain material facilities.

Use of Proceeds	We intend to use the net proceeds of this offering to finance a portion of the purchase price of our acquisition of Scientific-Atlanta and for general corporate purposes.

Risk Factors	See “Risk Factors” beginning on page S-8 of this prospectus supplement for important information regarding us and an investment in the notes.

Further Issuances

We may create and issue further notes of any series ranking equally with the notes of the corresponding series (other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such notes may be consolidated and form a single series with the notes of the corresponding series.

RISK FACTORS

Set forth below are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

Risks Related to Our Business

Our operating results may fluctuate in future periods.

Our operating results have been in the past, and will continue to be, subject to quarterly and annual fluctuations as a result of numerous factors. These factors include:

•	fluctuations in demand for our products and services, especially with respect to Internet businesses and telecommunications service providers, in part due to the changing global economic environment;

•	changes in sales and implementation cycles for our products and reduced visibility into our customers’ spending plans and associated revenue;

•	our ability to maintain appropriate inventory levels and purchase commitments;

•	price and product competition in the communications and networking industries, which can change rapidly due to technological innovation;

•	the overall movement toward industry consolidation among both our competitors and our customers;

•	the introduction and market acceptance of new technologies and products and our success in new markets, including emerging and advanced technologies, as well as the adoption of new networking standards;

•	variations in sales channels, product costs, or mix of products sold;

•	the timing, size, and mix of orders from customers;

•	manufacturing and customer lead times;

•	fluctuations in our gross margins, and the factors that contribute to this as described below;

•	our ability to achieve targeted cost reductions;

•	the ability of our customers, channel partners, and suppliers to obtain financing or to fund capital expenditures;

•	the timing and amount of employer payroll tax to be paid on our employees’ gains on stock options exercised;

•	actual events, circumstances, outcomes, and amounts differing from judgments, assumptions, and estimates used in determining the values of certain assets (including the amounts of related valuation allowances), liabilities, and other items reflected in the Consolidated Financial Statements incorporated by reference in this prospectus supplement;

•	how well we execute on our strategy and operating plans;

•	benefits anticipated from our investments in engineering and sales activities; and

•	changes in accounting rules, such as recording expenses for employee stock option grants and changes in tax accounting principles.

As a consequence, operating results for a particular future period are difficult to predict, and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, results of operations, and financial condition.

Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment.

Economic conditions worldwide have contributed to slowdowns in the communications and networking industries and may impact our business, resulting in:

•	reduced demand for our products as a result of continued constraints on information technology-related capital spending by our customers, particularly service providers;

•	increased price competition for our products, not only from our competitors but also as a consequence of customers disposing of unutilized products;

•	risk of excess and obsolete inventories;

•	excess facilities and manufacturing capacity; and

•	higher overhead costs as a percentage of revenue.

Recent turmoil in the geopolitical environment in many parts of the world, including terrorist activities and military actions, particularly the continuing tension in and surrounding Iraq, and changes in energy costs may continue to put pressure on global economic conditions. If the economic and market conditions in the United States and globally do not improve, or if they deteriorate, we may experience material impacts on our business, operating results, and financial condition.

Our revenue for a particular period is difficult to predict, and a shortfall in revenue may harm our operating results.

As a result of a variety of factors, our revenue for a particular quarter is difficult to predict. Our net sales may grow at a slower rate than in past periods, or may decline. Our ability to meet financial expectations could also be adversely affected if the nonlinear sales pattern seen in some of our past quarters recurs in future periods. We have experienced periods of time during which shipments have exceeded net bookings, or manufacturing issues have delayed shipments, leading to nonlinearity in shipping patterns. In addition to making it difficult to predict revenue for a particular period, nonlinearity in shipping can increase costs, because irregular shipment patterns result in periods of underutilized capacity and periods in which overtime expenses may be incurred, as well as leading to additional costs arising out of inventory management. In addition, to the extent that manufacturing issues and any related component shortages result in delayed shipments in the future, and particularly in periods in which we and our contract manufacturers are operating at higher levels of capacity, it is possible that revenue for a quarter could be adversely affected if such matters occur and are not remediated within the same quarter.

In addition, to improve customer satisfaction, we continue to attempt to improve our manufacturing lead-time performance, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales and operating results. Long manufacturing lead times have caused our customers in the past to place the same order multiple times within our various sales channels and to cancel the duplicative orders upon receipt of the product, or to place orders with other vendors with shorter manufacturing lead times. Such multiple ordering (along with other factors) may cause difficulty in predicting our sales and, as a result, could impair our ability to manage parts inventory effectively.

We plan our operating expense levels based primarily on forecasted revenue levels. These expenses and the impact of long-term commitments are relatively fixed in the short term. A shortfall in revenue could lead to operating results being below expectations because we may not be able to quickly reduce these fixed expenses in response to short term business changes.

Any of the above factors could have a material adverse impact on our operations and financial results.

We expect our gross margin to vary over time, and our level of product gross margin may not be sustainable.

Our level of product gross margins may not be sustainable and may continue to be adversely affected by numerous factors, including:

•	changes in customer, geographic, or product mix, including mix of configurations within each product group;

•	introduction of new products, including products with price-performance advantages;

•	our ability to reduce production costs;

•	entry into new markets, including markets with different pricing and cost structures, through acquisitions or internal development;

•	sales discounts;

•	increases in material or labor costs;

•	excess inventory and inventory holding charges;

•	obsolescence charges;

•	changes in shipment volume;

•	loss of cost savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand;

•	lower than expected benefits from value engineering;

•	increased price competition, including competitors from Asia, especially China;

•	changes in distribution channels;

•	increased warranty costs; and

•	how well we execute on our strategy and operating plans.

Changes in service gross margin may result from various factors such as changes in the mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals and the addition of personnel and other resources to support higher levels of service business in future periods.

Disruption of or changes in our distribution model could harm our sales and margins.

If we fail to manage distribution of our products and services properly, or if our distributors’ financial condition or operations weaken, our revenue and gross margins could be adversely affected.

A substantial portion of our products and services is sold through our channel partners and the remainder is sold through direct sales. Our channel partners include systems integrators, service providers, other resellers, distributors, and retail partners. Systems integrators and service providers typically sell directly to end-users and often provide system installation, technical support, professional services, and other support services in addition to network equipment sales. Systems integrators also typically integrate our products into an overall solution, and a number of service providers are also systems integrators. Distributors stock inventory and typically sell to systems integrators, service providers, and other resellers. In addition, home networking products are generally sold through distributors and retail partners. We refer to sales through distributors and retail partners as our two-tier system of sales to the end customer. Revenue from distributors and retail partners is recognized based on a sell-through method using information provided by them. These distributors and retail partners are generally given business terms that allow them to return a portion of inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs. If sales through indirect channels increase, this may lead to greater difficulty in forecasting the mix of our products and, to a degree, the timing of orders from our customers.

Historically, we have seen fluctuations in our gross margins based on changes in the balance of our distribution channels. Although variability to date has not been significant, there can be no assurance that changes in the balance of our distribution model in future periods would not have an adverse effect on our gross margins and profitability.

Some factors could result in disruption of or changes in our distribution model, which could harm our sales and margins, including the following:

•	we compete with some of our channel partners through our direct sales, which may lead these channel partners to use other suppliers that do not directly sell their own products;

•	some of our channel partners may demand that we absorb a greater share of the risks that their customers may ask them to bear; and

•	some of our channel partners may have insufficient financial resources and may not be able to withstand changes in business conditions.

Our inventory management relating to our sales to our two-tier distribution channel is complex, and excess inventory may harm our gross margins.

We must manage our inventory relating to sales to our distributors and retail partners effectively, because inventory held by them could affect our results of operations. Our distributors and retail partners may increase orders during periods of product shortages, cancel orders if their inventory is too high, or delay orders in anticipation of new products. They also may adjust their orders in response to the supply of our products and the products of our competitors that are available to them and in response to seasonal fluctuations in end-user demand. Revenue to our distributors and retail partners is recognized based on a sell-through method using information provided by them, and they are generally given business terms that allow them to return a portion of inventory, receive credits for changes in selling price, and participate in various cooperative marketing programs. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. If we ultimately determine that we have excess inventory, we may have to reduce our prices and write-down inventory, which in turn could result in lower gross margins.

Sales to the service provider market are especially volatile, and weakness in sales orders from this industry may harm our operating results and financial condition.

Sales to the service provider market have been characterized by large and often sporadic purchases, especially relating to our router sales and sales of certain of our advanced technologies, in addition to longer sales cycles. We have experienced significant weakness in sales to service providers as market conditions have changed. Sales activity in this industry depends upon the stage of completion of expanding network infrastructures; the availability of funding; and the extent to which service providers are affected by regulatory, economic, and business conditions in the country of operations. Although some service providers may be increasing capital expenditures over the depressed levels that have prevailed over the last few years, weakness in orders from this industry could have a material adverse effect on our business, operating results, and financial condition. Slowdowns in the general economy, overcapacity, changes in the service provider market, regulatory developments and constraints on capital availability have had a material adverse effect on many of our service provider customers, with many of these customers going out of business or substantially reducing their expansion plans. These conditions have materially harmed our business and operating results, and we expect that some or all of these conditions may continue for the foreseeable future. Finally, service provider customers typically have longer implementation cycles; require a broader range of service including design services; demand that vendors take on a larger share of risks; often require acceptance provisions, which can lead to a delay in revenue recognition; and expect financing from vendors. All these factors can add further risk to business conducted with service providers.

A shortage of adequate component supply or manufacturing capacity could increase our costs or cause a delay in our ability to fulfill orders, and our failure to estimate customer demand properly may result in excess or obsolete component supply, which could adversely affect our gross margins.

Our growth and ability to meet customer demands depend in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We have experienced component shortages in the past, including shortages caused by manufacturing process issues, that have affected our operations. We may in the future experience a shortage of certain component parts as a result of our own manufacturing issues, manufacturing issues at our suppliers or contract manufacturers, capacity problems experienced by our suppliers or contract manufacturers, or strong demand in the industry for those parts, especially if the economy grows. Growth in the economy is likely to create greater pressures on us and our suppliers to accurately project overall component demand and component demands within specific product categories and to establish optimal component levels. If shortages or delays persist, the price of these components may increase, or the components may not be available at all, and we may also encounter shortages if we do not accurately anticipate our needs. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products in a timely manner in the quantities or configurations needed. Accordingly, our revenue and gross margins could suffer until other sources can be developed. Our operating results would also be adversely affected if, anticipating greater demand than actually develops, we commit to the purchase of more components than we need. There can be no assurance that we will not encounter these problems in the future. Although in many cases we use standard parts and components for our products, certain components are presently available only from a single source or limited sources. We may not be able to diversify sources in a timely manner, which could harm our ability to deliver products to customers and seriously impact present and future sales.

We believe that we may be faced with the following challenges in the future:

•	new markets in which we participate may grow quickly, which may make it difficult to quickly obtain significant component capacity;

•	as we acquire companies and new technologies, we may be dependent, at least initially, on unfamiliar supply chains or relatively small supply partners; and

•	we face competition for certain components, which are supply-constrained, from existing competitors and companies in other markets.

Manufacturing capacity and component supply constraints, including those caused by any possible disruption related to our recently announced transition to Lean Manufacturing, could be significant issues for us. We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to improve manufacturing lead time performance and to help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. If we fail to anticipate customer demand properly, an oversupply of parts could result in excess or obsolete components that could adversely affect our gross margins. For additional information regarding our purchase commitments, see Note 7 to the Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the period ended October 29, 2005 incorporated by reference in this prospectus supplement. A reduction or interruption in supply; a significant increase in the price of one or more components; a failure to adequately authorize procurement of inventory by our contract manufacturers; a failure to appropriately cancel, reschedule, or adjust our requirements based on our business needs; or a decrease in demand for our products could materially adversely affect our business, operating results, and financial condition and could materially damage customer relationships. Furthermore, as a result of binding price or purchase commitments with suppliers, we may be obligated to purchase components at prices that are higher than those available in the current market. In the event that we become committed to purchase components at prices in excess of the current market price when the components are actually used, our gross margins could decrease.

The fact that we do not own the bulk of our manufacturing facilities could have an adverse impact on the supply of our products and on our operating results. Financial problems of contract manufacturers on whom we rely, or reservation of manufacturing capacity by other companies, inside or outside of our industry, could either limit supply or increase costs.

The markets in which we compete are intensely competitive, which could adversely affect our revenue growth.

We compete in the networking and communications equipment markets, providing products and services for transporting data, voice, and video traffic across intranets, extranets, and the Internet. These markets are characterized by rapid change, converging technologies, and a migration to networking solutions that offer superior advantages. These market factors represent both an opportunity and a competitive threat to us. We compete with numerous vendors in each product category. The overall number of our competitors providing niche product solutions may increase. Also, the identity and composition of competitors may change as we increase our activity in our emerging and advanced technology markets. As we continue to expand our sales globally, we may see new competition in different geographic regions. In particular, we are seeing price-focused competitors from Asia, especially China, and we anticipate this will continue.

Our competitors include 3Com; Alcatel; Avaya; Avici Systems; Brocade Communications Systems, Inc.; Check Point Software Technologies; Ciena; D-Link Corporation; Dell; Enterasys Networks; Extreme Networks; F5 Networks, Inc.; Force10 Networks, Inc.; Foundry Networks; Fujitsu; Hewlett-Packard Company; Huawei Technologies; Juniper Networks; Lucent Technologies; McDATA Corporation; NETGEAR, Inc.; Nokia; Nortel Networks; Redback Networks; Siemens AG; Sycamore Networks; and Symbol Technologies, Inc., among others.

Some of these companies compete across many of our product lines, while others are primarily focused in a specific product area.

Barriers to entry are relatively low, and new ventures to create products that do or could compete with our products are regularly formed. In addition, some of our competitors may have greater resources, including technical and engineering resources, than we do. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing, and sales positions in those markets. We also sometimes face competition from resellers and distributors of our products. Companies with whom we have strategic alliances in some areas may be competitors in other areas.

The principal competitive factors in the markets in which we presently compete and may compete in the future include:

•	the ability to provide a broad range of networking products and services;

•	product performance;

•	price;

•	the ability to introduce new products, including products with price-performance advantages;

•	the ability to reduce production costs;

•	the ability to provide value-added features such as security, reliability, and investment protection;

•	conformance to standards;

•	market presence; and

•	the ability to provide financing.

We also face competition from customers to whom we license or supply technology and suppliers from whom we transfer technology. The inherent nature of networking requires interoperability. As such, we must cooperate and at the same time compete with many companies. Any inability to effectively manage these complicated relationships with customers, suppliers and strategic alliance partners could have a material adverse effect on our business, operating results, and financial condition and accordingly affect our chances of success.

We depend upon the development of new products and enhancements to existing products, and if we fail to predict and respond to emerging technological trends and customers’ changing needs, our operating results and market share may suffer.

The markets for our products are characterized by rapidly changing technology, evolving industry standards, new product introductions, and evolving methods of building and operating networks. Our operating results depend on our ability to develop and introduce new products into existing and emerging markets and to reduce the production costs of existing products. We believe that the Internet and the various networks associated with it, including corporate intranets, cable, broadband and dialup networks, and voice and video networks will evolve to include embedded resources and the virtualization of applications and services to produce an integrated, intelligent system, or as we refer to it, an Intelligent Information Network. This is our vision for the evolution of networking from connectivity products to intelligent systems. As such, many of our strategic initiatives and investments are aimed at meeting the requirements that an Intelligent Information Network would demand. The process of developing new technology is complex and uncertain, and if we fail to accurately predict customers’ changing needs and emerging technological trends, our business could be harmed. We must commit significant resources to developing new products before knowing whether our investments will result in products the market will accept. In particular, if our model of the evolution of networking from connectivity products to intelligent systems does not emerge as we believe it will, many of our strategic initiatives and investments may be of no or limited value. Furthermore, we may not execute successfully on that vision because of errors in product planning or timing, technical hurdles that we fail to overcome in a timely fashion, or a lack of appropriate resources. This could result in competitors providing those solutions before we do and loss of market share, net sales and earnings. The success of new products depends on several factors, including proper new product definition, component costs, timely completion and introduction of these products, differentiation of new products from those of our competitors, and market acceptance of these products. There can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner, or achieve market acceptance of our products or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. Specifically, the products and technologies that we identify as “emerging technologies” or “advanced technologies” may not prove to have the market success we anticipate, and we may not successfully identify and invest in other emerging or advanced technologies.

We are increasing our investment in engineering and sales activities and these investments may achieve delayed, or lower than expected, benefits which could harm our operating results.

We intend to continue to add personnel and other resources to both our engineering and sales functions as we focus on developing emerging technologies, the next wave of advanced technologies, growing the commercial market segment, capitalizing on our emerging market opportunities, enhancing our evolving support model and increasing our market share gains. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

Our business substantially depends upon the continued growth of the internet and internet-based systems.

A substantial portion of our business and revenue depends on growth of the Internet and on the deployment of our products by customers who depend on the continued growth of the Internet. To the extent that an economic slowdown and reduction in capital spending adversely affect spending on Internet infrastructure, we could experience material harm to our business, operating results, and financial condition.

Because of the rapid introduction of new products and changing customer requirements related to matters such as cost-effectiveness and security, we believe that there could be certain performance problems with Internet communications in the future, which could receive a high degree of publicity and visibility. Because we are a large supplier of networking products, our business, operating results, and financial condition may be materially adversely affected, regardless of whether or not these problems are due to the performance of our own products.

Changes in industry structure and market conditions could lead to charges related to discontinuances of certain of our products or businesses and asset impairments.

In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses. Any decision to limit investment in or dispose of or otherwise exit businesses may result in the recording of special charges, such as inventory and technology-related write-offs, workforce reduction costs, charges relating to consolidation of excess facilities, or claims from third parties who were resellers or users of discontinued products. Our estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Further, our estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, we are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances, and future goodwill impairment tests may result in a charge to earnings.

We have made and expect to continue to make acquisitions that could disrupt our operations and harm our operating results.

Our growth depends upon market growth, our ability to enhance our existing products, and our ability to introduce new products on a timely basis. We intend to continue to address the need to develop new products and enhance existing products through acquisitions of other companies, product lines, technologies, and personnel. Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired companies, particularly companies with large and widespread operations and/or complex products, such as Scientific-Atlanta;

•	diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	potential difficulties in completing projects associated with in-process research and development;

•	difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	insufficient revenue to offset increased expenses associated with acquisitions; and

•	the potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

Acquisitions may also cause us to:

•	use a substantial portion of our cash resources or incur debt;

•	assume liabilities;

•	record goodwill and nonamortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets;

•	incur large and immediate write-offs and restructuring and other related expenses; and

•	become subject to intellectual property or other litigation.

Mergers and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to an inability to do so. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that preacquisition due diligence will have identified all possible issues that might arise with respect to such products.

From time to time, we have made acquisitions that resulted in in-process research and development expenses being charged in an individual quarter. These charges may occur in any particular quarter, resulting in variability in our quarterly earnings. Risks related to new product development also apply to acquisitions. Please see the risk factors above, including the risk factor entitled “We depend upon the development of new products and enhancements to existing products, and if we fail to predict and respond to emerging technological trends and customers’ changing needs, our operating results and market share may suffer,” for additional information.

Entrance into new or developing markets exposes us to additional competition and will likely increase demands on our service and support operations.

As we focus on new market opportunities—for example, storage; wireless; security; and transporting data, voice, and video traffic across the same network—we will increasingly compete with large telecommunications equipment suppliers as well as startup companies. Several of our competitors may have greater resources, including technical and engineering resources, than we do. Additionally, as customers in these markets complete infrastructure deployments, they may require greater levels of service, support, and financing than we have provided in the past. Demand for these types of service or financing contracts may increase in the future. There can be no assurance that we can provide products, service, support, and financing to effectively compete for these market opportunities. Further, provision of greater levels of services by us may result in a delay in the timing of revenue recognition. In addition, entry into other markets, including our entry into the consumer market, has subjected and will subject us to additional risks, particularly to those markets, including the effects of general market conditions and reduced consumer confidence.

Product quality problems could lead to reduced revenue, gross margins, and net income.

We produce highly complex products that incorporate leading-edge technology, including both hardware and software. Software typically contains bugs that can unexpectedly interfere with expected operations. There can be no assurance that our preshipment testing programs will be adequate to detect all defects, either ones in individual products or ones that could affect numerous shipments, which might interfere with customer satisfaction, reduce sales opportunities, or affect gross margins. In the past, we have had to replace certain components and provide remediation in response to the discovery of defects or bugs in products that we had shipped. Although the cost of such remediation has not been material in the past, there can be no assurance that such a remediation, depending on the product involved, would not have a material impact. An inability to cure a product defect could result in the failure of a product line, temporary or permanent withdrawal from a product or market, damage to our reputation, inventory costs, or product reengineering expenses, any of which could have a material impact on our revenue, margins, and net income.

Industry consolidation may lead to increased competition and may harm our operating results.

There has been a trend toward industry consolidation in our markets for several years. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. We believe that industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers. This could lead to more variability in our operating results and could have a material adverse effect on our business, operating results, and financial condition. Furthermore, particularly in the service provider market, rapid consolidation will lead to fewer customers, with the effect that loss of a major customer could have a material impact on results not anticipated in a customer marketplace composed of more numerous participants.

Due to the global nature of our operations, political or economic changes or other factors in a specific country or region could harm our costs, expenses, and financial condition.

We conduct significant sales and customer support operations in countries outside of the United States and also depend on non-U.S. operations of our contract manufacturers and our distribution partners. For the first quarter of fiscal 2005 and the first quarter of fiscal 2006, we derived 46.9% and 47.6% of our net sales, respectively, from sales outside the United States. Accordingly, our future results could be materially adversely affected by a variety of uncontrollable and changing factors, including, among others, foreign currency exchange rates; political or social unrest, economic instability or natural disasters in a specific country or region; environmental and trade protection measures and other regulatory requirements, which may affect our ability to import our products to, export our products from, or sell our products in various countries; political considerations that affect service provider and government spending patterns; health or similar issues, such as an epidemic; difficulties in staffing and managing international operations; and adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries. Any or all of these factors could have a material adverse impact on our costs, expenses, and financial condition.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. Historically, our primary exposures have related to nondollar-denominated sales in Japan, Canada, and Australia and certain nondollar-denominated operating expenses in Europe, Latin America, and Asia, where we sell primarily in U.S. dollars. Additionally, we have exposures to emerging market currencies, which can have extreme currency volatility. An increase in the value of the dollar could increase the real cost to our customers of our products in those markets outside the United States where we sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials to the extent that we must purchase components in foreign currencies.

Currently, we enter into foreign exchange forward contracts to reduce the short-term impact of foreign currency fluctuations on certain foreign currency receivables, investments, and payables. In addition, we periodically hedge anticipated foreign currency cash flows. Our attempts to hedge against these risks may not be successful, resulting in an adverse impact on our net income.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.

Most of our sales are on an open credit basis, with typical payment terms of 30 days in the United States and, because of local customs or conditions, longer in some markets outside the United States. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe the customers can pay, and maintain reserves we believe are adequate to cover exposure for doubtful accounts. Beyond our open credit arrangements, we have also experienced demands for customer financing and facilitation of leasing arrangements. We expect demand for customer financing to continue. We believe customer financing is a competitive factor in obtaining business, particularly in supplying customers involved in significant infrastructure projects. Our loan financing arrangements may include not only financing the acquisition of our products and services but also providing additional funds for other costs associated with network installation and integration of our products and services and for working capital purposes. We do not recognize revenue on structured loan financing arrangements until cash payments are received.

Our exposure to the credit risks relating to our financing activities described above may increase if there is an economic slowdown. Although we have programs in place that are designed to monitor and mitigate the associated risk, including monitoring of particular risks in certain geographic areas, there can be no assurance that such programs will be effective in reducing our credit risks. There have been significant bankruptcies among customers both on open credit and with loan or lease financing arrangements, particularly among Internet businesses and service providers, causing us to incur economic or financial losses. There can be no assurance that additional losses will not be incurred. Although these losses have not been material to date, future losses, if incurred, could harm our business and have a material adverse effect on our operating results and financial condition. A portion of our sales is derived through our distributors and retail partners. These distributors and retail partners are generally given business terms that allow them to return a portion of inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs. We maintain estimated accruals and allowances for such business terms. However, distributors tend to have more limited financial resources than other resellers and end-user customers and therefore represent potential sources of increased credit risk because they may be more likely to lack the reserve resources to meet payment obligations.

Our proprietary rights may prove difficult to enforce.

We generally rely on patents, copyrights, trademarks, and trade secret laws to establish and maintain proprietary rights in our technology and products. Although we have been issued numerous patents and other patent applications are currently pending, there can be no assurance that any of these patents or other proprietary rights will not be challenged, invalidated, or circumvented or that our rights will, in fact, provide competitive advantages to us. Furthermore, many key aspects of networking technology are governed by industrywide standards, which are usable by all market entrants. In addition, there can be no assurance that patents will be issued from pending applications or that claims allowed on any patents will be sufficiently broad to protect our technology. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. The outcome of any actions taken in these foreign countries may be different than if such actions were determined under the laws of the United States. Although we are not dependent on any individual patents or group of patents for particular segments of the business for which we compete, if we are unable to protect our proprietary rights to the totality of the features (including aspects of products protected other than by patent rights) in a market, we may find ourselves at a competitive disadvantage to others who need not incur the substantial expense, time, and effort required to create innovative products that have enabled us to be successful.

We may be found to infringe on intellectual property rights of others.

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. Because of the existence of a large number of patents in the networking field, the secrecy of some pending patents, and the rapid rate of issuance of new patents, it is not economically practical or even possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others. The asserted claims and/or initiated litigation can include claims against us or our manufacturers, suppliers, or customers, alleging infringement of their proprietary rights with respect to our existing or future products or components of those products. Regardless of the merit of these claims, they can be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. Where claims are made by customers, resistance even to unmeritorious claims could damage customer relationships. There can be no assurance that licenses will be available on acceptable terms and conditions, if at all, or that our indemnification by our suppliers will be adequate to cover our costs if a claim were brought directly against us or our customers. Furthermore, because of the potential for high court awards that are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially and adversely affected.

Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Further, in the past, third parties have made infringement and similar claims after we have acquired technology that had not been asserted prior to our acquisition.

We rely on the availability of third-party licenses.

Many of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

Our operating results and future prospects could be materially harmed by uncertainties of regulation of the internet.

Currently, few laws or regulations apply directly to access or commerce on the Internet. We could be materially adversely affected by regulation of the Internet and Internet commerce in any country where we operate. Such regulations could include matters such as voice over the Internet or using IP, encryption technology, sales taxes on Internet product sales, and access charges for Internet service providers. The adoption of regulation of the Internet and Internet commerce could decrease demand for our products and, at the same time, increase the cost of selling our products, which could have a material adverse effect on our business, operating results, and financial condition.

Changes in telecommunications regulation and tariffs could harm our prospects and future sales.

Changes in telecommunications requirements in the United States or other countries could affect the sales of our products. In particular, we believe that there may be future changes in U.S. telecommunications regulations that could slow the expansion of the service providers’ network infrastructures and materially adversely affect our business, operating results, and financial condition. Future changes in tariffs by regulatory agencies or application of tariff requirements to currently untariffed services could affect the sales of our products for certain classes of customers. Additionally, in the United States, our products must comply with various Federal Communications Commission requirements and regulations. In countries outside of the United States, our products must meet various requirements of local telecommunications authorities. Changes in tariffs or failure by us to obtain timely approval of products could have a material adverse effect on our business, operating results, and financial condition.

Failure to retain and recruit key personnel would harm our ability to meet key objectives.

Our success has always depended in large part on our ability to attract and retain highly skilled technical, managerial, sales, and marketing personnel. Competition for these personnel is intense, especially in the Silicon Valley area of Northern California. Stock option grants are designed to reward employees for their long-term contributions and provide incentives for them to remain with us. Volatility, lack of positive performance in our stock price or changes to our overall compensation program, including our stock incentive program, may also adversely affect our ability to retain key employees, virtually all of whom have been granted stock options. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives, such as timely and effective product introductions. In addition, companies in the networking industry whose employees accept positions with competitors frequently claim that competitors have engaged in improper hiring practices. We have received these claims in the past and may receive additional claims to this effect in the future.

Adverse resolution of litigation may harm our operating results or financial condition.

We are a party to lawsuits in the normal course of our business. Litigation can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, or financial condition. For additional information regarding certain of the lawsuits in which we are involved, see Item 1, “Legal Proceedings,” contained in Part II of our Quarterly Report on Form 10-Q for the period ended October 29, 2005 incorporated by reference in this prospectus supplement.

Changes in effective tax rates or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition.

In July 2005, the FASB issued an Exposure Draft of a proposed Interpretation “Accounting for Uncertain Tax Positions—an interpretation of FASB Statement No. 109.” The proposed Interpretation proposes changes to the current accounting for uncertain tax positions. While we cannot predict with certainty the rules in the final Interpretation, there is risk that the final Interpretation could result in a cumulative effect charge to earnings upon adoption, increases in future effective tax rates, and/or increases in future interperiod effective tax rate volatility.

Our business and operations are especially subject to the risks of earthquakes, floods, and other natural catastrophic events.

Our corporate headquarters, including certain of our research and development operations and our manufacturing facilities, are located in the Silicon Valley area of Northern California, a region known for seismic activity. Additionally, a certain number of our facilities, including one of our manufacturing facilities, are located near rivers that have experienced flooding in the past. A significant natural disaster, such as an earthquake, a hurricane or a flood, could have a material adverse impact on our business, operating results, and financial condition.

Manmade problems such as computer viruses or terrorism may disrupt our operations and harm our operating results.

Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results, and financial condition. Efforts to limit the ability of malicious third parties to disrupt the operations of the Internet or undermine our own security efforts may meet with resistance. In addition, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to the economies of the U.S. and other countries and create further uncertainties or otherwise materially harm our business, operating results, and financial condition. Similarly, events such as widespread blackouts could have similar negative impacts. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business, operating results, and financial condition could be materially and adversely affected.

We are exposed to fluctuations in the market values of our portfolio investments and in interest rates; impairment of our investments could harm our earnings.

We maintain an investment portfolio of various holdings, types, and maturities. These securities are generally classified as available-for-sale and, consequently, are recorded on our consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. Part of this portfolio includes equity investments in publicly traded companies, the values of which are subject to market price volatility to the extent unhedged. If the public equities market declines, we may recognize in earnings the decline in fair value of our publicly traded equity investments below the cost basis when the decline is judged to be other-than-temporary. For information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, refer to the section titled “Quantitative and Qualitative Disclosures About Market Risk” included in our Quarterly Report on Form 10-Q for the period ended October 29, 2005 and in our Annual Report on Form 10-K for the year ended July 30, 2005 all incorporated by reference in this prospectus supplement. Our investments in private companies are subject to risk of loss of investment capital. These investments are inherently risky because the markets for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies.

If we do not successfully manage our strategic alliances, we may experience increased competition or delays in product development.

We have several strategic alliances with large and complex organizations and other companies with whom we work to offer complementary products and services. These arrangements are generally limited to specific projects, the goal of which is generally to facilitate product compatibility and adoption of industry standards. If successful, these relationships may be mutually beneficial and result in industry growth. However, these alliances carry an element of risk because, in most cases, we must compete in some business areas with a company with which we have a strategic alliance and, at the same time, cooperate with that company in other business areas. Also, if these companies fail to perform or if these relationships fail to materialize as expected, we could suffer delays in product development or other operational difficulties.

Beginning with fiscal 2006, we are required to recognize expense for stock based compensation related to employee stock options and employee stock purchases, and there is no assurance that the expense that we are required to recognize measures accurately the value of our share-based payment awards.

On July 31, 2005, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all stock-based compensation based on estimated fair values. As a result, starting with the first quarter of fiscal 2006, our operating results contain a charge for stock-based compensation expense related to employee stock options and employee stock purchases. This charge is in addition to stock-based compensation expense we have recognized in prior periods related to acquisitions and investments. The application of SFAS 123(R) requires the use of an option-pricing model to determine the fair value of share-based payment awards. This determination of fair value is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

As a result of the adoption of SFAS 123(R), beginning with the first quarter of fiscal 2006, our earnings were lower than they would have been had we not been required to adopt SFAS 123(R). This will continue to be the case for future periods.

Risks Related to the Offering

The notes are structurally subordinated to the indebtedness of our subsidiaries.

The notes are our obligations exclusively and not of any of our subsidiaries. A significant portion of our operations is conducted through our subsidiaries. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due under the notes or to make any funds available therefor, whether by dividends, loans or other payments. Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors (including trade creditors) and holders of preferred stock, if any, of our subsidiaries will have priority with respect to the assets of such subsidiaries over our claims (and therefore the claims of our creditors, including holders of the notes). Consequently, the notes will be effectively subordinated to all liabilities of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. As of October 29, 2005, our subsidiaries had approximately $2.3 billion of outstanding liabilities, including trade payables but excluding intercompany liabilities and deferred revenue.

The notes are subject to prior claims of any secured creditors, and if a default occurs, we may not have sufficient funds to fulfill our obligations under the notes.

The notes are our unsecured general obligations, ranking equally with other senior unsecured indebtedness. The indenture governing the notes permits us and our subsidiaries to incur additional secured debt under specified circumstances. If we incur any secured debt, our assets and the assets of our subsidiaries will be subject to prior claims by our secured creditors. In the event of our bankruptcy, liquidation, reorganization or other winding up, assets that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in our remaining assets ratably with all of our unsecured and unsubordinated creditors, including our trade creditors. If we incur any additional obligations that rank equally with the notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the notes in any proceeds distributed upon our insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the notes then outstanding would remain unpaid.

Negative covenants in the indenture will have a limited effect.

The indenture governing the notes contains negative covenants that apply to us and our subsidiaries, however, the limitation on liens and limitation on sale and lease-back covenants contain exceptions that will allow us and our subsidiaries to create, grant or incur liens or security interests with respect to our headquarters and certain other material facilities. See “Description of Debt Securities—Covenants” in the accompanying prospectus. In light of these exceptions, holders of the notes may be structurally or contractually subordinated to new lenders.

Changes in our credit ratings may adversely affect the value of the notes.

The notes are expected to be rated A1 by Moody’s Investors Service and A+ by Standard & Poor’s, in each case with a stable outlook. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

There may not be an active trading market for the notes.

There is no existing market for the notes and we do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the notes will ever develop or will be maintained. Further, there can be no assurance as to the liquidity of any market that may develop for the notes, your ability to sell your notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes;

•	the terms related to optional redemption of the notes; and

•	level, direction and volatility of market interest rates generally.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the U.S. federal securities laws. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to our planned acquisition of Scientific-Atlanta, Inc. and our intention to use the proceeds to finance a portion of the purchase price for that acquisition are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified above, under “Risk Factors,” and elsewhere herein. Therefore, actual results, performance or achievement may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

USE OF PROCEEDS

We intend to use the net proceeds of this offering to finance a portion of the aggregate purchase price of approximately $6.9 billion for our acquisition of Scientific-Atlanta. The remainder of the net proceeds from the sale of the notes will be used for general corporate purposes. Pending these uses, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether these investments will yield a favorable return.

CAPITALIZATION

The following table sets forth our capitalization as of October 29, 2005 and as adjusted to give effect to the offering, after deducting underwriting discounts and estimated offering expenses.

This table should be read in conjunction with the Consolidated Financial Statements incorporated by reference in this prospectus supplement.

	October 29, 2005
	Actual	As adjusted
	(in millions, except par value)
Long-term debt:
Floating Rate Notes due 20	$—	$
% Senior Notes due 20	—
% Senior Notes due 20	—

Total long-term debt	$—	$

Shareholders’ equity:
Preferred stock, no par value:
5 shares authorized and no shares issued and outstanding, actual and as adjusted	$—		$—
Common stock and additional paid-in capital, $0.001 par value:
20,000 shares authorized and 6,154 shares issued and outstanding, actual and as adjusted	22,261		22,261
Accumulated deficit	(1,046)		(1,046)
Accumulated other comprehensive income	222		222

Total shareholders’ equity	21,437		21,437

Total capitalization	$21,437	$

DESCRIPTION OF NOTES

The following description of the particular terms of the notes offered by this prospectus supplement should be read in conjunction with the description of the general terms and provisions of the debt securities in the accompanying prospectus.

General

The Floating Rate Notes due 20         (the “20         notes”), the     % Senior Notes due 20         (the “20         notes”) and the     % Senior Notes due 20         (the “20         notes”) will be issued as separate series under an indenture dated February     , 2006 between us and Deutsche Bank Trust Company Americas, as Trustee. The 20         notes will mature on                     , 20        . The 20         notes will mature on                     , 20         and the 20         notes will mature on                 , 20        .

Unless previously redeemed or purchased and cancelled, we will repay the notes in cash at 100% of their principal amount together with accrued and unpaid interest thereon at maturity. We will pay principal of and interest on the notes in U.S. dollars.

The notes will be our senior unsecured debt obligations and will rank equally among themselves and with all of our other present and future senior unsecured indebtedness.

The 20         notes and the 20         notes will be redeemable by us at any time prior to maturity as described below under “—Optional Redemption.” The 20         notes will not be redeemable.

The notes will be issued in registered, book-entry form only without interest coupons in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The notes will not be subject to a sinking fund. The notes will be subject to defeasance as described in the accompanying prospectus.

The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us or our subsidiaries, and contain no financial or similar restrictions on us or our subsidiaries, except as described under “Description of Debt Securities—Covenants,” in the accompanying prospectus.

The notes will be issued in an aggregate initial principal amount of $            , subject to our ability to issue additional notes which may be of the same series as the notes as described under “Description of Debt Securities—Further Issues,” in the accompanying prospectus.

If the scheduled maturity date or redemption date for the notes of any series falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the scheduled maturity date or redemption date, as the case may be.

Interest

Fixed Rate Notes

The 20         notes will bear interest at a rate of     % and the 20         notes will bear interest at a rate of     %. Interest on the 20         notes and the 20         notes will accrue from February     , 2006, or from the most recent interest payment date to which interest has been paid or provided for, to but excluding the relevant interest payment date. We will make interest payments on the 20         notes and the 20         notes semi-annually in arrears on                  and                  of each year, beginning on                     , 2006, to the person in whose name

such notes are registered at the close of business on the immediately preceding              or             , as applicable. Interest on the 20         notes and the 20         notes will be computed on the basis of a 360-day year of twelve 30-day months.

If an interest payment date for the 20         notes and the 20         notes falls on a day that is not a business day, the interest payment shall be postponed to the next succeeding business day, and no interest on such payment shall accrue for the period from and after such interest payment date.

Floating Rate Notes

The 20         notes will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is Deutsche Bank Trust Company Americas until such time as we appoint a successor calculation agent. The interest rate on the 20         notes for a particular interest period will be a per annum rate equal to three-month LIBOR as determined on the interest determination date plus     %. The interest determination date for an interest period will be the second London business day preceding such interest period. Promptly upon determination, the calculation agent will inform the Trustee and us of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the 20         notes, the Trustee and us.

A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

On any interest determination date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Telerate Page 3750” at approximately 11:00 a.m., London time, on such interest determination date. If on an interest determination date, such rate does not appear on the “Telerate Page 3750” as of 11:00 a.m., London time, or if the “Telerate Page 3750” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”

If no offered rate appears on “Telerate Page 3750” or Bloomberg L.P. page “BBAM” on an interest determination date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of 20         notes, the calculation agent will provide the interest rate in effect for the 20         notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

Dollar amounts resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

Interest on the 20         notes will accrue from February     , 2006, or from the most recent interest payment date to which interest has been paid or provided for; provided that if an interest payment date for the 20         notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day. Interest on the 20         notes will be paid to but excluding the relevant interest payment date. We will make interest payments on the 20         notes quarterly in arrears on                     ,                     , and                      of each year, beginning on                     , 2006, to the person in whose name those notes are registered at the close of business on the business day preceding the interest payment date. Interest on the 20         notes will be computed on the basis of the actual number of days in an interest period and a 360-day year.

Optional Redemption

The 20         notes are not redeemable by us. The 20         notes and the 20         notes are redeemable, as a whole or in part, at our option, at any time or from time to time, upon mailed notice to the registered address of each holder of notes at least 30 days but not more than 60 days prior to the redemption. The “make-whole premium” redemption price will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such notes discounted to the date of redemption, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate (as defined below) plus              basis points with respect to the 20         notes and              basis points with respect to the 20         notes. Accrued interest will be paid to but excluding the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Reference Treasury Dealer (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes called for redemption, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of notes called for redemption.

“Comparable Treasury Price” means, with respect to any redemption date, the average, as determined by us, of the Reference Treasury Dealer Quotations (as defined below) for that redemption date.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Merrill Lynch Government Securities Inc., Morgan Stanley & Co. Incorporated and one other primary U.S. Government securities dealer selected by us, and each of their respective successors. If it shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, on any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by each Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means the remaining scheduled payments of principal of and interest on the notes called for redemption that would be due after the related redemption date but for that redemption. If that redemption date is not an interest payment date with respect to the notes called for redemption, the amount of the next succeeding scheduled interest payment on such notes will be reduced by the amount of interest accrued to such redemption date.

We will prepare and mail a notice of redemption to each holder of notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. On and after a redemption date, interest will cease to accrue on the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before a redemption date, we will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the Trustee pro rata or by lot or by a method the Trustee deems to be fair and appropriate.

UNITED STATES TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in the notes. Except as discussed under “—Non-U.S. holders” and “—Information reporting and backup withholding” below, the discussion generally applies only to holders of notes that are U.S. holders. You will be a U.S. holder if you are (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has in effect a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes. This summary applies only to those persons holding notes which: (i) are held as capital assets and (ii) are purchased by those initial holders who purchase notes at the “issue price,” which will equal the first price at which a substantial amount of the notes is sold for money to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold notes as a position in a “straddle,” conversion or other integrated transaction, tax-exempt organization, partnership or other entity classified as a partnership for U.S. federal income tax purposes, certain former citizens and residents, a person who is liable for the alternative minimum tax, or a person whose “functional currency” is not the U.S. dollar. If an entity that is treated as partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner in such an entity, you should consult your tax advisor. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any possible applicability of U.S. federal gift or estate tax.

This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

You should consult your tax advisor about the tax consequences of purchasing or holding notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local, foreign or other tax laws.

Payments or accruals of interest

Payments or accruals of interest on a note will be taxable to you as ordinary income at the time that you actually or constructively receive or accrue such amounts (in accordance with your regular method of tax accounting).

Repurchase options

We may redeem the notes (other than the 20         notes), in whole or in part, at our option (see “Description of Notes—Optional Redemption”). The Treasury Regulations issued under the provisions of the Internal Revenue Code of 1986 (the “Code”) relating to original issue discount contain rules for determining the yield and maturity of debt instruments that are subject to certain options or other contingent payments. Pursuant to those regulations, we believe that we should not be deemed to exercise any option to redeem the notes, and thus, the existence of this option to redeem should not affect the calculation of the yield and maturity of the notes.

Purchase, sale, redemption and retirement of notes

Initially, your tax basis in a note generally will equal the cost of the note to you. When you sell or exchange a note, or if a note that you hold is retired or redeemed, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued interest, which will be subject to tax in the manner described above under “—Payments or accruals of interest”) and your tax basis in the note. Special rules may apply to notes redeemed in part.

The gain or loss that you recognize on the sale, exchange, redemption or retirement of a note generally will be capital gain or loss. The capital gain or loss on the sale, exchange, redemption or retirement of a note will be long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally is subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Non-U.S. holders

For purposes of the discussion below, interest and gain on the sale, redemption or repayment of notes will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a person eligible for the benefits of a bilateral income tax treaty to which the United States is a party, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Subject to the discussion below regarding backup withholding, interest paid on the notes to a non-resident alien individual, foreign corporation, or foreign estate or trust (a “non-U.S. holder”), generally will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest on the notes will qualify as portfolio interest if the non-U.S. holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code, (iii) is not a bank that is receiving the interest on a loan made in the ordinary course of its trade or business, and (iv) certifies, under penalties of perjury on a Form W-8BEN (or such successor form as the IRS designates), prior to the payment that such holder is not a U.S. person and provides such holder’s name and address. The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular, graduated U.S. rates rather than the 30% gross rate. In the case of a non-U.S. holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax equal to 30% (or a lower rate under an applicable income tax treaty) of such amount, subject to adjustments. To claim the benefits of a treaty exemption from or reduction in withholding, a non-U.S. holder must provide a properly executed Form W-8BEN (or such successor form as the IRS designates), and to claim an exemption from withholding because income is U.S. trade or business income, a non-U.S. holder must provide a properly executed Form W-8ECI (or such successor form as the IRS designates), as applicable prior to the payment of interest. These forms may need to be periodically updated. A non-U.S. holder who is claiming the benefits of a treaty may be required in certain instances to obtain and to provide a U.S. taxpayer identification number on a Form W-8BEN.

If you are a non-U.S. holder, any gain you realize on a sale, exchange, redemption or other disposition of notes generally will be exempt from United States federal income tax, including withholding tax. This exemption will not apply to you if (i) the gain is U.S. trade or business income, in which case the branch profits tax may also apply if you are a corporate non-U.S. holder or (ii) you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met. Special rules may apply to notes redeemed in part.

Special rules may apply to certain non-U.S. holders (or their beneficial owners), such as “controlled foreign corporations,” “passive foreign investment companies,” and certain expatriates, that are subject to special treatment under the Code. Such non-U.S. holders (or their beneficial owners) should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Information reporting and backup withholding

If you are a U.S. holder, you will generally be subject to information reporting and may also be subject to backup withholding tax, currently at a rate of 28%, when you receive interest payments on the note or proceeds upon the sale or other disposition of a note. Certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. In addition, the backup withholding tax will not apply if you provide your taxpayer identification number (“TIN”) to the payor in the prescribed manner unless: (A) the IRS notifies us or our agent that the TIN you provided is incorrect; (B) you fail to report interest and dividend payments that you receive on your tax return and the IRS notifies us or our agent that withholding is required; or (C) you fail to certify under penalties of perjury that (i) you provided to us with your correct TIN, (ii) you are not subject to backup withholding, and (iii) you are a U.S. person (including a U.S. resident alien).

Information returns will be filed with the IRS in connection with payments on the notes to non-U.S. holders. If you are a non-U.S. holder, you may have to comply with certification procedures to establish your non-U.S. status in order to avoid additional information reporting and backup withholding tax requirements. The certification procedures required to claim the exemption from withholding tax on interest income described above will satisfy these certification requirements.

The amount of any backup withholding from a payment to a holder may be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT OF PURCHASING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives, have severally agreed to purchase, and Cisco Systems, Inc. has agreed to sell to them, severally, the principal amount of notes set forth opposite its name below:

Underwriters	Principal Amount of 20 Notes	Principal Amount of 20 Notes	Principal Amount of 20 Notes
Citigroup Global Markets Inc.	$	$	$
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Total	$	$	$

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

The underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer part of the 20         notes to certain dealers at a price that represents a concession not in excess of     % of the principal amount of the 20         notes, part of the 20         notes to certain dealers at a price that represents a concession not in excess of     % of the principal amount of the 20         notes and part of the 20         notes to certain dealers at a price that represents a concession not in excess of     % of the principal amount of 20         notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of     % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

The following table shows the underwriting discount that we will pay to the underwriters in connection with this offering:

Paid By Us
Per 20 note	$
Per 20 note	$
Per 20 note	$
Total	$

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering to be paid by us, other than underwriting discounts, are estimated to be $            .

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or investment banking transactions with us and our affiliates. In addition, certain of the underwriters or their affiliates intend to provide interim financing to us under certain circumstances in the event the offering is not consummated, for which these underwriters will be paid customary fees.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of notes to the public in that Member State, except that it may, with effect from and including such date, make an offer of notes to the public in that Member State:

•	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will pass upon the authorization and validity of the securities. Davis Polk & Wardwell, Menlo Park, California, will pass upon certain legal matters for the underwriters with respect to this offering of the securities. As of February 10, 2006, attorneys of Fenwick & West LLP beneficially owned an aggregate of approximately 67,000 shares of our common stock.

EXPERTS

The Consolidated Financial Statements incorporated in this prospectus supplement by reference to the Current Report on Form 8-K, filed with the SEC on February 10, 2006, and management’s assessment of the effectiveness of internal control over financial reporting (which is included under the caption “Management’s Report on Internal Control Over Financial Reporting”) incorporated by reference to the Annual Report on Form 10-K for the year ended July 30, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

Cisco Systems, Inc.

Debt Securities

We may offer from time to time, in one or more offerings, debt securities. This prospectus describes the general terms of these securities and the general manner in which we will offer them. We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements will also describe the specific manner in which we will offer these securities and may also supplement, update or amend information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

February 10, 2006

Prospectus

i

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the debt securities described in this prospectus.

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the headings “Where You Can Find More Information” and “Information Incorporated by Reference.”

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the document.

References in this prospectus to Cisco, we, us and our are to Cisco Systems, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document we file at prescribed rates by writing to the Public Reference Section of the Securities Exchange Commission at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our SEC filings, is also available on our website at http://www.cisco.com, however, that information is not a part of this prospectus or any accompanying prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or a prospectus supplement. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus:

•	Annual Report on Form 10-K for the year ended July 30, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended October 29, 2005; and

•	Current Reports on Form 8-K filed September 8, 2005, September 9, 2005, September 19, 2005, September 21, 2005, September 27, 2005, November 16, 2005, November 18, 2005, February 1, 2006 and February 10, 2006, and a Current Report on Form 8-K/A filed November 16, 2005.

As previously reported, beginning in fiscal 2006, we reorganized our geographic segments. Pursuant to SEC guidance, we have recast in a Current Report on Form 8-K, filed on February 10, 2006, the “Management’s

Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements that are contained in our Annual Report on Form 10-K for the year ended July 30, 2005, to reflect this change in reportable segments. The revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Consolidated Financial Statements so contained in the Current Report on Form 8-K, which is incorporated by reference in this prospectus, supersede the corresponding sections of our Annual Report on Form 10-K for the year ended July 30, 2005.

Notwithstanding the foregoing, we are not incorporating any document or information deemed to have been furnished and not filed in accordance with SEC rules. You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134-1706

Attn: Investor Relations Department

(408) 227-2726

The mailing address of our principal executive offices is 170 West Tasman Drive, San Jose, California 95134-1706, and our telephone number at that location is (408) 526-4000.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of debt, acquisitions, investments, additions to working capital, capital expenditures and advances to or investments in our subsidiaries. Net proceeds may be temporarily invested prior to use.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities offered by this prospectus will be issued under an indenture between us and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). We have filed the form of indenture as an exhibit to the registration statement of which this prospectus is a part. We have summarized selected provisions of the indenture and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indenture.

We may issue debt securities at any time and from time to time, in one or more series, under the indenture. We will describe the particular terms of each series of debt securities we offer in a supplement to this prospectus. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. The terms of our debt securities will include those set forth in the indentures and those made a part of the indenture by the Trust Indenture Act of 1939. You should carefully read the summary below, the applicable prospectus supplement and the provisions of the indenture that may be important to you before investing in our debt securities.

Ranking

The debt securities offered by this prospectus will:

•	be our senior unsecured obligations;

•	rank equally with all of our other unsecured and unsubordinated indebtedness; and

•	with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries.

The indenture does not limit the amount of debt securities or other unsecured debt which we or our subsidiaries may issue. A significant portion of our assets are owned through our subsidiaries, many of which have significant liabilities of their own which will be structurally senior to the debt securities. None of our subsidiaries will have any obligations with respect to the debt securities. Therefore, our rights and the rights of our creditors, including holders of debt securities, to participate in the distribution of the assets of any subsidiary upon any such subsidiary’s liquidation may be subject to the prior claims of the subsidiary’s other creditors.

Subject to the exceptions, and subject to compliance with the applicable requirements set forth in the indenture, we may discharge our obligations under the indenture with respect to our debt securities as described below under “—Defeasance.”

Further Issues

We may from time to time, without notice to or the consent of the registered holders of a series of debt securities, create and issue further debt securities of any such series ranking equally with the debt securities of the corresponding series in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further debt securities or except for the first payment of interest following the issue date of such further debt securities). Such further debt securities may be consolidated and form a single series with the debt securities of the corresponding series and have the same terms as to status, redemption or otherwise as the debt securities of the corresponding series.

Terms

We will describe the specific terms of the series of debt securities being offered in a supplement to this prospectus. These terms will include some or all of the following:

•	the title of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable or the method used to determine or extend those dates;

•	any interest rate on the debt securities, any date from which interest will accrue, any interest payment dates and regular record dates for interest payments, or the method used to determine any of the foregoing, and the basis for calculating interest if other than a 360-day year of twelve 30-day months;

•	the place or places where payments on the debt securities will be payable, the debt securities may be presented for registration of transfer or exchange, and notices and demands to or upon us relating to the debt securities may be made, if other than the corporate trust office of the Trustee;

•	any provisions for redemption of the debt securities;

•	any provisions that would allow or obligate us to redeem or purchase the debt securities prior to their maturity pursuant to any sinking fund or analogous provision or at the option of the holder;

•	the denominations in which we will issue the debt securities, if other than denominations of an integral multiple of $1,000;

•	any provisions that would determine payments on the debt securities by reference to an index or a formula;

•	any foreign currency, currencies or currency units in which payments on the debt securities will be payable and the manner for determining the equivalent amount in U.S. dollars;

•	any provisions for payments on the debt securities in one or more currencies or currency units other than those in which the debt securities are stated to be payable;

•	the portion of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated, if other than the entire principal amount;

•	if the principal amount to be paid at the stated maturity of the debt securities is not determinable as of one or more dates prior to the stated maturity, the amount that will be deemed to be the principal amount as of any such date for any purpose;

•	any additional provisions relating to defeasance of the debt securities;

•	whether we will issue the debt securities in the form of global securities or certificates, the depositories for global securities and provisions for exchanging or transferring debt securities;

•	whether the interest rate of the debt securities may be reset;

•	whether the stated maturity of the debt securities may be extended;

•	any additional covenants or events of default or covenants;

•	the appointment of any paying agents for the debt securities, if other than the Trustee;

•	the terms of any right to convert or exchange the debt securities into any other securities or property;

•	any restriction or condition on the transferability of the debt securities;

•	the exchanges, if any, on which the debt securities may be listed; and

•	any other terms of the debt securities consistent with the indenture.

Any limit on the maximum total principal amount for any series of the debt securities may be increased by resolution of our board of directors. We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original issue discount, we will describe them in a prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars.

Exchange and Transfer

Holders generally will be able to exchange debt securities for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations.

Holders may present debt securities for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the debt securities if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of debt securities. However, we and the security registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. Unless we inform you otherwise in the prospectus supplement, we will appoint the Trustee as security registrar. We will identify any transfer agent in addition to the security registrar in the prospectus supplement. At any time we may:

•	designate additional transfer agents;

•	rescind the designation of any transfer agent; or

•	approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the debt securities at all times.

If we elect to redeem a series of debt securities, neither we nor the Trustee will be required to:

•	issue, register the transfer of or exchange any debt securities of that series during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for the series and ending at the close of business on the day the notice is mailed; or

•	register the transfer or exchange of any debt security of that series so selected for redemption, except for any portion not to be redeemed.

Payment and Paying Agents

Under the indenture, we will pay interest on the debt securities to the persons in whose names the debt securities are registered at the close of business on the regular record date for each interest payment. However, unless we inform you otherwise in the prospectus supplement, we will pay the interest payable on the debt securities at their stated maturity to the persons to whom we pay the principal amount of the debt securities. The initial payment of interest on any series of debt securities issued between a regular record date and the related interest payment date will be payable in the manner provided by the terms of the series, which we will describe in the prospectus supplement.

Unless we inform you otherwise in the prospectus supplement, we will pay principal, premium, if any, and interest on the debt securities at the offices of the paying agents we designate. However, except in the case of a global security, we will pay interest by:

•	check mailed to the address of the person entitled to the payment as it appears in the security register; or

•	if you are a holder with an aggregate principal amount in excess of $2.0 million, by wire transfer in immediately available funds to the place and account designated in writing at least fifteen days prior to the interest payment date by the person entitled to the payment as specified in the security register.

We will designate the Trustee as the sole paying agent for the debt securities unless we inform you otherwise in the prospectus supplement. If we initially designate any other paying agents for a series of debt securities, we will identify them in the prospectus supplement. At any time, we may designate additional paying agents or rescind the designation of any paying agents. However, we are required to maintain a paying agent in each place of payment for the debt securities at all times.

Any money deposited with the Trustee or any paying agent for the payment of principal, premium, if any, and interest on the debt securities that remains unclaimed for two years after the date the payments became due, may be repaid to us upon our request. After we have been repaid, holders entitled to those payments may only look to us for payment as our unsecured general creditors. The Trustee and any paying agents will not be liable for those payments after we have been repaid.

Covenants

The indenture contains covenants including, among others, the following:

Consolidation, Merger and Conveyance, Transfer and Lease of Assets

We may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, referred to as a “successor person” unless:

•	either (a) we are the continuing person or (b) the resulting, surviving or transferee person is an entity organized under the laws of the United States;

•	the successor person expressly assumes our obligations with respect to the debt securities and the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

•	we or the successor person have delivered to the Trustee the certificates and opinions required under the indenture.

Limitation on Liens

Neither we nor any of our wholly-owned subsidiaries will create or incur any Lien on any Principal Property, whether now owned or hereafter acquired, in order to secure any Indebtedness, without effectively providing that the notes shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except:

•	Liens existing as of the closing date of the offering of the notes;

•	Liens granted after the closing date of the offering of the notes created in favor of the holders of the notes;

•	Liens securing Indebtedness which are incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under the indenture;

•	Liens created in substitution of or as replacements for any Liens described in the preceding three bullet points; provided that based on a good faith determination of one of our Senior Officers, the Principal Property encumbered under any such substitute or replacement Lien is substantially similar in nature to the Principal Property encumbered by the otherwise permitted Lien which is being replaced; and

•	Permitted Liens.

Notwithstanding the foregoing, we may, without equally and ratably securing the notes, create or incur Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto, Aggregate Debt does not exceed the greater of (i) 15% of Consolidated Net Worth calculated as of the date of the creation or incurrence of the Lien or (ii) 15% of Consolidated Net Worth calculated as of the date of the issuance of the notes.

Limitation on Sale and Lease-Back Transactions

Neither we nor any of our wholly-owned subsidiaries will enter into any sale and lease-back transaction for the sale and leasing back of any Principal Property, whether now owned or hereafter acquired, unless:

•	such transaction was entered into prior to the closing date of the offering of the notes;

•	such transaction was for the sale and leasing back to us of any Principal Property by one of our subsidiaries;

•	such transaction involves a lease for not more than three years (or which may be terminated by us within a period of not more than three years);

•	we would be entitled to incur Indebtedness secured by a mortgage on the property to be leased in an amount equal to Attributable Liens with respect to such sale and lease-back transaction without equally and ratably securing the notes pursuant to the first paragraph of “—Limitation on Liens” above; or

•	we apply an amount equal to the net proceeds from the sale of the Principal Property to the purchase of another Principal Property or to the retirement of long-term Indebtedness within 365 days before or after the effective date of any such sale and lease-back transaction; provided that in lieu of applying such amount to such retirement, we may deliver debt securities to the Trustee for cancellation, such debt securities to be credited at the cost thereof to us.

Notwithstanding the foregoing, we and our wholly-owned subsidiaries may enter into any sale lease-back transaction which would otherwise be subject to the foregoing restrictions if after giving effect thereto and at the time of determination, Aggregate Debt does not exceed the greater of (i) 15% of Consolidated Net Worth calculated as of the closing date of the sale-leaseback transaction or (ii) 15% of Consolidated Net Worth calculated as of the closing date of the offering of the notes.

Certain Definitions

As used in this section, the following terms have the meanings set forth below.

“Aggregate Debt” means the sum of the following as of the date of determination: (1) the aggregate principal amount of our and our Consolidated Subsidiaries’ Indebtedness incurred after the closing date of the offering of the notes and secured by Liens not permitted by the first paragraph under “—Limitation on Liens” above and (2) our and our Consolidated Subsidiaries’ Attributable Liens in respect of sale and lease-back transactions entered into after the closing date of the offering of the notes pursuant to the second paragraph of “—Limitation on Sale and Lease-Back Transactions” above.

“Attributable Liens” means in connection with a sale and lease-back transaction the lesser of: (1) the fair market value of the assets subject to such transaction, as determined in good faith by our board of directors; and (2) the present value (discounted at a rate of 10% per annum compounded monthly) of the obligations of the lessee for rental payments during the shorter of the term of the related lease or, the period through the first date on which we may terminate the lease.

“Capital Lease” means any Indebtedness represented by a lease obligation of a Person incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

“Consolidated Net Worth” means, as of any date of determination, the Shareholders’ Equity of us and our Consolidated Subsidiaries on that date.

“Consolidated Subsidiaries” means, as of any date of determination and with respect to any Person, those subsidiaries of that Person whose financial data is, in accordance with GAAP, reflected in that Person’s consolidated financial statements.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Public Company Accounting Oversight Board (United States) and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect as of the date of determination.

“Indebtedness” of any specified Person means any indebtedness in respect of borrowed money.

“Lien” means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

“Permitted Liens” means:

•	Liens existing on the closing date of the offering of the notes;

•	Liens on any assets, created solely to secure obligations incurred to finance the refurbishment, improvement or construction of such asset, which obligations are incurred no later than 12 months after completion of such refurbishment, improvement or construction, and all renewals, extensions, refinancings, replacements or refundings of such obligations;

•	(a) Liens given to secure the payment of the purchase price incurred in connection with the acquisition (including acquisition through merger or consolidation) of any Principal Property, including Capital Lease transactions in connection with any such acquisition, and (b) Liens existing on any Principal Property at the time of acquisition thereof or at the time of acquisition by us of any Person then owning such property whether or not such existing Liens were given to secure the payment of the purchase price of the property to which they attach; provided that with respect to clause (a), the Liens shall be given within 12 months after such acquisition and shall attach solely to the Principal Property acquired or purchased and any improvements then or thereafter placed thereon and any proceeds thereof;

•	pre-existing Liens on assets acquired after the closing date of the offering of the notes;

•	Liens in favor of us or one of our wholly-owned subsidiaries;

•	purchase money Liens or purchase money security interests upon or in any Principal Property acquired or held by us in the ordinary course of business to secure the purchase price of such Principal Property or to secure indebtedness incurred solely for the purpose of financing the acquisition of such Principal Property;

•	Liens on any Principal Property in favor of the United States of America or any State thereof or any political subdivision thereof to secure progress or other payments or to secure Indebtedness incurred for the purpose of financing the cost of acquiring, constructing or improving such Principal Property;

•	Liens incurred in connection with an acquisition of assets or a project financed on a non-recourse basis; and

•	any extension, renewal, substitution or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the preceding eight bullet points, inclusive.

“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means our principal offices in San Jose, California, and each research and development facility (including associated office facilities) located within the territorial limits of the States of the United States of America owned by us or any of our wholly-owned subsidiaries, except such as our board of directors by resolution determines in good faith (taking into account, among other things, the importance of such property to the business, financial condition and earnings of us and our Consolidated Subsidiaries taken as a whole) not to be of material importance to the business of us and our Consolidated Subsidiaries, taken as a whole.

“Senior Officer” of any specified Person means the chief executive officer, any president, any vice president, the chief financial officer, the treasurer, any assistant treasurer, the secretary or any assistant secretary.

“Shareholders’ Equity” means, as of any date of determination, shareholders’ equity as reflected on our most recent consolidated balance sheet prepared in accordance with GAAP.

Events of Default

Each of the following will be an event of default under the indenture for a series of debt securities:

•	our failure to pay principal or premium, if any, on that series when due at maturity, upon redemption or otherwise;

•	our failure to pay any interest on that series for 30 days after the interest becomes due;

•	our failure to deposit any sinking fund payment when due, relating to that series;

•	our failure to perform, or our breach of, any other covenant, agreement or condition in the indenture in respect of that series for 60 days after either the Trustee or holders of at least 25% in principal amount of the outstanding debt securities of that series have given us written notice of the breach in the manner required by the indenture;

•	specified events involving our bankruptcy, insolvency or reorganization; and

•	any other event of default we may provide for that series.

An event of default under one series of debt securities does not necessarily constitute an event of default under any other series of debt securities. If an event of default for a series of debt securities occurs and is continuing (other than an event of default described in the fifth bullet point above), either the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount plus accrued and unpaid interest of all the debt securities of that series due and immediately payable. In order to declare the principal amount and accrued and unpaid interest of that series of debt securities due and immediately payable, the Trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the Trustee or the holders, we will be obligated to pay the principal amount plus accrued and unpaid interest of the series of debt securities so declared due and payable.

If an event of default described in the fifth bullet point above occurs and is continuing, then the entire principal amount plus accrued and unpaid interest of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities) will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

However, after any declaration of acceleration of a series of debt securities or any automatic acceleration under the fifth bullet point above, but before a judgment or decree for payment has been obtained, the holders of a majority in principal amount of outstanding debt securities of any series may rescind this accelerated payment requirement if all existing events of default, except for nonpayment of the principal and interest on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal, premiums, if any, or interest on any outstanding debt security, or in respect of a covenant or provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

If an event of default occurs and is continuing, the Trustee will generally have no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the Trustee. The holders of a majority in principal amount of the outstanding debt securities of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee for the debt securities of that series, provided that:

•	the direction is not in conflict with any law or the indenture;

•	the Trustee may take any other action it deems proper which is not inconsistent with the direction; and

•	the Trustee will generally have the right to decline to follow the direction if an officer of the Trustee determines, in good faith, that the proceeding would involve the Trustee in personal liability or would otherwise be contrary to applicable law or would be unduly prejudicial to the rights of any other holder of a debt security.

A holder of a debt security of any series may only pursue a remedy under the indenture if:

•	the holder gives the Trustee written notice of a continuing event of default for that series;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the Trustee to institute proceedings with respect to the event of default;

•	the holders offer reasonable indemnity to the Trustee;

•	the Trustee fails to pursue that remedy within 60 days after receipt of the notice, request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the Trustee a direction inconsistent with the request.

However, these limitations do not apply to a suit by a holder of a debt security demanding payment of the principal, premium, if any, or interest on a debt security on or after the date the payment is due.

We will be required to furnish to the Trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indenture and specifying all of our known defaults, if any.

Modification and Waiver

When authorized by resolution of our board of directors, we may enter into one or more supplemental indentures with the Trustee without the consent of the holders of the debt securities in order to:

•	evidence the succession of another corporation to us, or successive successions and the assumption of our covenants, agreements and obligations by a successor;

•	add to our covenants for the benefit of the holders of any series of debt securities or to surrender any of our rights or powers;

•	add events of default for the benefit of holders of any series of debt securities;

•	add to, change or eliminate any provision of the indenture applying to one or more series of debt securities, provided that we deem such action necessary or advisable and that such action does not adversely affect the interests of any holder of any series of debt securities in any material respect;

•	evidence and provide for successor Trustees or to add to or change any provisions to the extent necessary to appoint a separate Trustee or Trustees for a specific series of debt securities;

•	cure any ambiguity, defect or inconsistency under the indenture, or to make other provisions with respect to matters or questions arising under the indenture, provided that such action does not adversely affect the rights of any holder of debt securities;

•	supplement any provisions of the indenture necessary to defease and discharge any series of debt securities, provided that such action does not adversely affect the interests of the holders of any series of debt securities;

•	add, change or eliminate any provisions of the indenture in accordance with the Trust Indenture Act of 1939, provided that the action does not adversely affect the interests of any holder of debt securities;

•	to provide collateral security for the debt securities; or

•	to provide for the issuance of additional debt securities of any series ranking equally with the debt securities of the corresponding series in all respects (other than the payment of interest accruing prior to the issue date of such further debt securities or except for the first payment of interest following the issue date of such further debt securities).

When authorized by resolution of our board of directors, we may enter into one or more supplemental indentures with the Trustee in order to add to, change or eliminate provisions of an indenture or to modify the rights of the holders of one or more series of debt securities if we obtain the consent of the holders of a majority in principal amount of the outstanding debt securities of all series affected by the supplemental indenture, treated as one class. However, without the consent of the holders of each outstanding debt security affected by the supplemental indenture, we may not enter into a supplemental indenture that:

•	reduces the rates of or changes the time for payment of interest on the debt securities;

•	reduces the principal amount of, or changes the maturity of, any debt security;

•	reduces the redemption price of any debt security or amends or modifies in any manner adverse to the holders of notes our obligation to make such payments;

•	reduces the quorum requirements under the indenture;

•	changes the currency of payment of principal, premium, if any, or interest;

•	reduces the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification of the indenture, for waiver of compliance with certain provisions of the indenture, for waiver of certain defaults or consent to take any action;

•	adversely affects the ranking of the debt securities of any series;

•	waives any default in the payment of principal, premium, if any, or interest; or

•	impairs the right to institute suit for the enforcement of any payment on the debt securities.

Defeasance

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we irrevocably deposit with the Trustee funds or government securities sufficient to make payments of all principal, premium, if any, and interest on the debt securities of a series on the dates those payments are due and payable and comply with all other conditions to defeasance set forth in the indenture, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series, which is referred to in this prospectus as “legal defeasance”; or

•	we will no longer have any obligation to comply with the restrictive covenants under the indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive, collectively referred to in this prospectus as “covenant defeasance”;

provided that no default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit, or in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day.

If we legally defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the indenture, except for our obligations to:

•	the rights of holders to receive principal, premium, if any, interest and the redemption price when due;

•	register the transfer or exchange of debt securities; and

•	replace mutilated, destroyed, lost or stolen debt securities.

We may legally defease a series of debt securities notwithstanding any prior exercise of our option of covenant defeasance in respect of such series.

We will be required to deliver to the Trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Satisfaction and Discharge

We may discharge our obligations under the indenture while securities remain outstanding if (1) all outstanding debt securities issued under the indenture have become due and payable, (2) all outstanding debt securities issued under the indenture have or will become due and payable at their stated maturity within one year or (3) all outstanding debt securities issued under the indenture are scheduled for redemption in one year, and in each case, we have deposited with the Trustee an amount sufficient to pay and discharge all outstanding debt securities issued under the indenture on the date of their scheduled maturity or the scheduled date of the redemption, paid all other amounts payable under the indenture and delivered to the Trustee all certificates required by the indenture.

Book-Entry System

We have obtained the information in this section concerning The Depository Trust Company (“DTC”), Clearstream Banking, societe anonyme, Luxembourg (“Clearstream, Luxembourg”) and Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

Unless otherwise specified in a prospectus supplement, the debt securities will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream, Luxembourg’s or Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank will act as depositary for Euroclear.

So long as DTC or its nominee is the registered owner of the global securities representing the debt securities, DTC or such nominee will be considered the sole owner and holder of the debt securities for all purposes of the debt securities and the indenture. Except as provided below, owners of beneficial interests in the debt securities will not be entitled to have the debt securities registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders of the debt securities under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a debt security must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of debt securities.

Unless and until we issue the debt securities in fully certificated, registered form under the limited circumstances described below under the heading “—Certificated Debt Securities”:

•	you will not be entitled to receive a certificate representing your interest in the debt securities;

•	all references in this prospectus or an accompanying prospectus supplement to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus or an accompanying prospectus supplement to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the debt securities, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

DTC will act as securities depositary for the debt securities. The debt securities will be issued as fully registered debt securities registered in the name of Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of debt securities under DTC’s system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except as provided below in “—Certificated Debt Securities.”

To facilitate subsequent transfers, all debt securities deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC’s records reflect only the identity of the direct participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. Neither we, the trustee under the indenture nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the debt securities to owners of beneficial interests in the debt securities.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the debt securities. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the debt securities on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. In addition, we and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC, Clearstream, Luxembourg, Euroclear or any of their direct or indirect participants relating to or payments made on account of beneficial ownership interests in the debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a debt security if one or more of the direct participants to whom the debt security is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the debt securities as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge debt securities to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your debt securities.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the debt securities among participants of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Transfers Within and Among Book-Entry Systems

Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with its applicable rules and operating procedures.

DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear has agreed to the foregoing procedures in order to facilitate transfers of debt securities among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Certificated Debt Securities

Unless and until they are exchanged, in whole or in part, for debt securities in definitive form in accordance with the terms of the debt securities, the debt securities may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue debt securities to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the indenture; or

•	we, at our option, elect to terminate the book-entry system through DTC.

If any of the three above events occurs, DTC is required to notify all direct participants that debt securities in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the debt securities along with instructions for re-registration. The trustee will re-issue the debt securities in fully certificated registered form and will recognize the registered holders of the certificated debt securities as holders under the indenture.

Unless and until we issue the debt securities in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the debt securities; (2) all references in this prospectus or an accompanying prospectus supplement to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus or an accompanying prospectus supplement to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the debt securities, for distribution to you in accordance with its policies and procedures.

Notices

Holders will receive notices by mail at their addresses as they appear in the security register.

Title

We may treat the person in whose name a debt security is registered on the applicable record date as the owner of the debt security for all purposes, whether or not it is overdue.

Governing Law

New York law will govern the indenture and the debt securities.

Regarding the Trustee

We and our affiliates maintain various commercial and service relationships with Deutsche Bank Trust Company Americas and its affiliates in the ordinary course of business. In particular, affiliates of Deutsche Bank Trust Company Americas provide asset and investment management services to us and our affiliates. Affiliates of Deutsche Bank Trust Company Americas may in the future engage in lending, interest rate swap and other hedging transactions with us and our affiliates.

If an event of default occurs under the indenture and is continuing, the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The Trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities issued under the indenture only after those holders have offered the Trustee indemnity satisfactory to it.

If the Trustee becomes one of our creditors, its rights to obtain payment of claims in specified circumstances, or to realize for its own account on certain property received in respect of any such claim as security or otherwise will be limited under the terms of the indenture. The Trustee may engage in certain other transactions; however, if the Trustee acquires any conflicting interest (within the meaning specified under the Trust Indenture Act), it will be required to eliminate the conflict or resign.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Fenwick & West LLP, 801 California Street, Mountain View, California 94041, will provide opinions regarding the authorization and validity of the securities. Any underwriters will also be advised about the validity of the securities and other legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Current Report on Form 8-K, filed with the SEC on February 10, 2006, and management’s assessment of the effectiveness of internal control over financial reporting (which is included under the caption “Management’s Report on Internal Control Over Financial Reporting”) incorporated by reference to the Annual Report on Form 10-K for the year ended July 30, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$             Floating Rate Notes due 20

$                 % Senior Notes due 20

$                 % Senior Notes due 20

Joint Book-Running Managers

Citigroup	JPMorgan	Merrill Lynch & Co.	Morgan Stanley

February     , 2006